SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 -------------
                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For January 18, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F   X                Form 40-F
                            ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                          No           X
                            ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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CNOOC Limited Agrees to Buy Indonesian Assets of Repsol-YPF for US$585 Million

-- 360 million barrels-of-oil equivalent proved net working interest reserves -- Significant operated production and extensive infrastructure
-- Opportunity to make material acquisition of low risk assets at an attractive price
-- Substantial presence established in Asia Pacific region

(Hong Kong, January 18, 2002) - CNOOC Limited (the "Company", SEHK: 883; NYSE:
CEO) announced today that the group has agreed with the Repsol-YPF group to acquire nine Repsol subsidiaries (the "Target Companies") owning working interests in five oil and gas properties in Indonesia. The total consideration shall, subject to adjustment, be US$585 million in cash. The acquisition is pending customary closing conditions.

The main business of the Target Companies is the exploration, development and production of oil and gas offshore and onshore Indonesia. The acquisition will make the Company the largest offshore oil producer in Indonesia. Estimated net working interest proved reserves to be acquired total approximately 360 million barrels-of-oil equivalent. The assets to be acquired include an aggregate 65.34% interest in the Southeast Sumatra PSC, an aggregate 36.72% interest in the Offshore Northwest Java PSC, a 25.00% interest in the West Madura PSC, a 50.00% interest in the Poleng TAC and a 16.70% interest in the Blora PSC.

Following completion of the acquisition, the Southeast Sumatra PSC will be operated and majority owned by the Company. Offshore Northwest Java is operated by a member of the BP p.l.c. group.

The Company currently has a presence in Indonesia through a 39.51% participating interest in the Malacca Strait PSC.

Merrill Lynch (Asia Pacific) Limited is exclusive advisor to the Company in connection with the acquisition.

************

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei                             Ms. Anne Lui/Mr. Henry Chua
CNOOC Limited                                Ketchum Newscan Public Relations
Tel : +86 10 8452 1646                       Tel: +852 3141 8016/+852 3141 8082
Fax: +86 10 8452 1648                        Fax: +852 2510 8199
E-mail: xiaozw@cnooc.com.cn                  Email:  anne.lui@knprhk.com
                                                     henry.chua@knprhk.com

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                 By:  /s/ Cao Yunshi
                                    -----------------------------
                                    Name: Cao Yunshi
                                    Title:  Company Secretary

Dated: January 18, 2002